Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings (Loss) Per Share
(In thousands, except per share amounts)

	Years Ended December 31,
	2014	2013	2012
Basic
Earnings:
Net income (loss) attributable to common shareholders	$ 7,247	$ 15,626	$ (3,793)

Shares:
Average common shares outstanding	7,917	8,029	8,490

Basic earnings (loss) per common share	$ 0.92	$ 1.95	$ (0.45)

Assuming full dilution
Earnings:
Net income (loss) attributable to common shareholders	$ 7,247	$ 15,626	$ (3,793)

Shares:
Average common shares outstanding	7,917	8,029	8,490
Potentially dilutive common shares outstanding	224	260	301
Diluted average common shares outstanding	8,141	8,289	8,791

Diluted earnings (loss) per common share	$ 0.89	$ 1.89	$ (0.43)

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Option/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for 2014 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings (loss) per share for 2013 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings (loss) per share for 2012 excluded from the denominator zero options and 10,500 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.